UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 31, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alaska Air Group, Inc.
File No. 001-08957 - CF# 25150

Alaska Airlines, Inc.
File No. 000-19978 – CF# 25150

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Alaska Air Group, Inc. and Alaska Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 5, 2010, as amended.

Based on representations Alaska Air Group, Inc. and Alaska Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2014
Exhibit 10.2	through March 29, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel